Jordan K. Thomsen Vice President, Corporate Counsel
The Prudential Insurance Company of America 213 Washington Street, Newark, NJ 07102 (973) 802-4193 Jordan.Thomsen@prudential.com

August 31, 2018

Alberto H. Zapata, Esq.
Senior Counsel
Disclosure Review and Accounting Office
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Pruco Life Variable Universal Account
Pruco Life of New Jersey Variable Appreciable Account
Pruco Life Insurance Company
Pruco Life Insurance Company of New Jersey
Initial Registration Statements on Form N-6
Filing Nos: 333-225953; 333-225954

Dear Mr. Zapata:

The purpose of this correspondence is to respond to Staff comments received on August 23, 2018. The Staff’s comments (with specific page number references) relate to the prospectus that was filed for Pruco Life’s Variable Universal Life Protector (File No. 333-225953) N-6 registration statement. Also, we are responding to these comments with the understanding that the same comments apply, as applicable, to the other Registration Statement Amendments (referenced above) filed on June 28, 2018. Additionally, please note that we took the opportunity to make certain non-substantive changes.

Upon satisfaction of our revisions and/or further comment, we plan to file pre-effective amendments for the N-6 registration statements that will include revised disclosure, required exhibits, a completed Part B that will include company and separate account financial statements, and a letter requesting acceleration of the effective date of these registration statements.

If the Staff has any further comments, we would appreciate if those could be provided by Monday, September 10, so that this registration statement can be declared effective prior to our product launch deadline of September 21, 2018.

The Staff’s comments and our proposed responses are below.

1.	Summary of the Contract and Contract Benefits (p. 1)

a.	Decreasing the Basic Insurance Agreement. Please add additional disclosure to the summary explaining to investors the rationale for decreasing the Basic Insurance Amount

Response: Policyholders may decide to decrease the Basic Insurance Amount for a variety of reasons due to changes in their personal/family or financial circumstances, so they may need less coverage, or they may want to lower future premium payments. We would prefer the wide range of reasons be discussed with their agents rather than as part of a disclosure given the individualized nature of why someone may want to decrease the Basic Insurance Amount.

In addition, on page 26, under the heading “Decreases In Basic Insurance Amount,” we state the following:

“You have the option of decreasing the Basic Insurance Amount of your Contract without withdrawing any Cash Surrender Value. If a change in circumstances causes you to determine that your amount of insurance is greater than needed, a decrease will reduce your insurance protection and the monthly deductions for the cost of insurance.”

If the Staff believes that specific reasons should be identified, we propose that examples should be provided in the above referenced section.

b.
The Contract Fund. This subsection only notes what causes the value of the Contract Fund to change. For clarity, please add disclosure clarifying what are the sources for the assets that are in the fund.

Response: We revised this subsection to indicate that the sources for the assets in the Contract Fund are the net premiums that the policyholder pays into the Contract Fund. Accordingly, the revisions to this subsection are as follows:

The Contract Fund – Your ~~Contract has a~~net premiums paid into the Contract are held in the Contract Fund, the value of which changes daily reflecting: (1) increases or decreases in the value of the Funds; (2) interest credited on any amounts allocated to the Fixed Rate Option; (3) interest credited on any loan; and (4) the daily asset charge for mortality and expense risks assessed against the Variable Investment Options. The Contract Fund value also changes to reflect ~~the receipt of net premium payments,~~ monthly deductions, any withdrawals or accelerated benefits, and any added persistency credit.

2.	Summary of Charges and Expenses (pp. 2-4)

c.	Please explain supplementally why different characteristics for a representative

Contract Owner are used with different fees.

Response: The two places where a representative Contract Owner is used is footnote 2 in Table 1 and footnote 4 in Table 2. Both representative insureds are the same as follows “Representative insured is male age 40, preferred best underwriting class, no ratings or extras.”

The only distinction is that footnote 4 of Table 2 includes a $250,000 Basic Insurance Amount but footnote 2 of Table 1 does not include any Basic Insurance Amount. The reason for this distinction is that BenefitAccess Rider charge to which footnote 4 of Table 2 applies is a banded charge which varies based on the Basic Insurance Amount whereas none of the charges on Table 1 are affected by the Basic Insurance Amount.

In addition, we corrected one typographical error in footnote 2 of Table 1 by changing “riders” to “ratings” which is consistent with the language in footnote 4 of Table 2.

d.	Transaction and Optional Rider Fees. Please disclose premium taxes as a fee table line item.

Response: The fee tables only include charges that are identified in the policyholder contract. Premium taxes are not a separate charge in the policyholder contract but rather are included in the Premium Based Administrative Charge identified in Table 1 which is why we do not have a separate line item for premium taxes in the prospectus. However, page 11, under the heading “Premium Based Administrative Charge” we explain that this charge is currently set at 3.75% and is made up of two parts as follows:

Part 1: “The first part is a charge for state and local premium taxes. The current amount for this first part is 2.5% of the premium and is our estimate of the average burden of state taxes generally.”

Part 2: “The second part is a charge for federal income taxes measured by premiums. The current amount for this second part is 1.25% of the premium.”

We further describe in this section our methodology of how we set the rates for these two parts.

e.
Please confirm that the representative insureds noted in the fee tables represent the age or classification with the greatest number (or expected) of outstanding contracts. See Form N-6, Item 3, instr. 3(b)(i).

Response: We have confirmed the above statement is accurate with respect to the representative insureds identified in the prospectus.

f.	Please add a footnote to the net interest on loans entry noting that all loans are considered standard until the 10th Contract Year.

Response: In response to this comment, we added the following language to footnote 10 of Table 2:

“All loans are standard loans during the first 10 Contract Years.”

3.	Fixed Rate Option (p. 10)

a.	Please add the caution to this section stating that the fixed rate option is subject to the insurer’s claims paying ability and financial strength.

Response: In response to this comment, we revised the last sentence of this section as follows:

“The fulfillment of our guarantee under this benefit is dependent on our claims paying ability and financial strength.”

b.	Please remove the phrase: “. . . we have been advised that the staff of the SEC has not reviewed the disclosure in this prospectus relating to the Fixed Rate Option.”

Response: In response to this comment, we deleted the phrase above.

4.	Premium Based Administrative Charge (p. 11)

In the first paragraph of this section, the prospectus states that “[t]his charge is made up of two parts, which currently equal a total of 3.75% of the premiums received.” Please correct the administrative charge to reflect the new rate: 7.5%.

Response: This paragraph indicates that the maximum administrative charge is 7.5%, but that the current charge is 3.75%. Please see Response to Comment 2.d. for additional information.

5.	Limited No-Lapse Guarantee (p.15)

a.
In the first paragraph of this section, the prospectus states that “the guarantee …provides that the Contract will not lapse as a result of unfavorable investment performance . . . .” For clarity, please note in this sentence that the Guarantee is effective only under certain circumstances.

Response: In response to this comment, we revised and replaced this paragraph to provide greater clarity as to the circumstances under which the guarantee is effective. Accordingly, the revisions to this paragraph are as follows:

~~Your contract is issued with a limited guarantee against lapse. The guarantee is effective the first five years of the Contract and provides that the Contract will not lapse as a result of unfavorable investment performance, and a Death Benefit will be paid upon the death of the insured, even if your Contract Fund value drops to zero. The Limited No-Lapse Guarantee is based on premium payments and is not a benefit you need to elect. Withdrawals and outstanding Contract loans adversely affect the status of the Limited No-Lapse Guarantee.~~
Your Contract includes a Limited No-Lapse Guarantee. This limited guarantee against lapse is available the first five Contract Years and the guarantee provides that the Contract will not lapse as a result of unfavorable investment performance, even if your Cash Surrender Value drops to zero, provided you have no Contract Debt and your Accumulated Net Payments is greater than the No-Lapse Guarantee Value (described below). Withdrawals may void the Limited No-Lapse Guarantee. Outstanding Contract loans will void the Limited No-Lapse Guarantee.

b.
In the second paragraph of this section, the prospectus refers to “excess Contract Debt.” In the sixth paragraph of the Loans section on page 27, the prospectus refers to “excessive Contract Debt.” Please revise these references to clarify what is intended by the phrase (e.g., Contract Debt in excess of the value of the Contract Fund).

Response: In response to this comment and Comment 5.d. below, we revised the second paragraph of this section. Please see Comment 5.d for the revisions made to this section.

In addition, in the sixth paragraph of the Loans section on page 27, we changed “excessive” to “excess.”

c.
The phrase “Limited No-Lapse Guarantee Value” appears to refer to a minimum value required for the Guarantee to be in effect. Please revise the phrase to make clear that this value is a required minimum.

Response: In response to this comment, we revised this phrase as follows:

“We also calculate Limited No-Lapse Guarantee Values, which are the minimum values required for the Limited No-Lapse Guarantee to be in effect.”

d.
The prospectus notes in the same paragraph that for certain previously lapsed contracts due to excess Contract Debt, the Guarantee Value is reduced by “the Contract Debt.” Please clarify whether the Guarantee Value is reduced by the entire Contract Debt or just by that portion that is deemed excess. Please also provide an example that demonstrates how this is calculated.

Response: In response to this comment and Comment 5.b above, we revised this paragraph to explain that for reinstatements, Accumulated Net Payments are reduced by the full amount of the Contract Debt. In addition, we provided an example of this calculation. Accordingly, the revisions to this paragraph are as follows:

We calculate your Contract's Accumulated Net Payments (the premiums you paid less any withdrawals you took) on the Contract Date and on each Monthly Date of the first five Contract Years. ~~Accumulated Net Payments equal the premiums you paid less any withdrawals you took. For~~For reinstated Contracts that had previously lapsed ~~because of excess~~with Contract Debt, we also subtract the full amount of Contract Debt in effect at the time of ~~lapse. If you have an outstanding Contract loan, the Limited No- Lapse Guarantee will not keep the Contract in-force.~~ default when calculating the Accumulated Net Payments. (For example, assume a Contract that lapsed with $1,000 in Contract Debt at time of default. If that Contract were reinstated and the total amount of premiums paid into the Contract since its original issue date was $3,000, and there were no withdrawals and no new outstanding loans since reinstatement, the Accumulated Net Payments would total $2,000 ($3,000 in premiums paid less $1,000 in prior Contract Debt).)

6.	Rider to Provide Lapse Protection (p.15)

The second paragraph of this section refers to a “No-Lapse Contract Fund,” which is nowhere defined. Please revise the section to define the term, and to provide an example demonstrating how the rider operates.

Response: In response to this comment, we revised the second paragraph of this section to indicate that the No-Lapse Guarantee Value is the same as the No-Lapse Contract Fund. We also define what comprises the No-Lapse Contract Fund/No-Lapse Guarantee Value. In addition, in this section we provide an example of how the rider operates, explain in more detail when the guarantee is not in effect and clarify a few other statements. Accordingly, the revisions to this section are as follows:

Rider To Provide Lapse Protection
Your Contract is issued with an attached Rider T~~t~~o Provide Lapse Protection. Under the Rider to Provide Lapse Protection, beginning in the sixth Contract Year, we agree to keep your Contract in -force and guarantee that your Contract will not lapse, as long as the No-Lapse Guarantee Value is greater than zero and there is no Contract Debt.
On the Contract Date and on each Monthly Date thereafter, we will calculate your No-Lapse Guarantee Value, which is equivalent to ~~(~~your No-Lapse Contract Fund.~~, less any Contract Debt).~~ Your No-Lapse Contract Fund is the accumulated value of the ~~prior No- Lapse Contract Fund, plus any~~ no-lapse net premium amounts, plus no-lapse interest, and minus the~~a~~ monthly no-lapse charges. ~~factor~~. Additionally, the No-Lapse Contract Fund is adjusted for any withdrawals and loans. Beginning in the sixth Contract Year, if the No-Lapse Guarantee Value is greater than zero and there is no Contract Debt, your Contract will remain in ~~-~~force until the next Monthly Date, even if you experience poor investment results and your ~~Contract's~~ Cash Surrender Value falls to zero or less.
For example assume a Contract where:

1.	the insured is a male, age 40 at Contract issuance, preferred best underwriting classification,

2.	a $250,000 Basic Insurance Amount, no riders, and a Type A Death Benefit,

3.	an annual premium of $1,674 is paid on or before the start of each Contract Year (this illustrated premium amount will provide lapse protection for the life of the insured),

4.	an average Contract Fund net rate of return (all years) of 0%, and

5.	no loans or withdrawals.
In this hypothetical scenario the Cash Surrender Value will be insufficient to cover the monthly charges in the middle of Contract Year six. At that time, however, the No-Lapse Contract Fund will be $3,751. Since the No-Lapse Contract Fund is greater than $0, and there is no Contract Debt, the Contract is protected from lapsing. And, assuming that the Contract Owner continues to pay the $1,674 on each Contract Anniversary, and no loans or withdrawals are taken, the Contract will be protected from lapsing for the life of the insured.
Your Pruco Life representative can supply sample illustrations of various premium amount and frequency combinations that will keep your Contract in force under the Rider To Provide Lapse Protection.
Under the Rider to Provide Lapse Protection, premiums are applied to your No-Lapse Contract Fund as of the date they are received. For any premium we receive in the 60-day period preceding a Contract Anniversary on which the sale charges decrease, we will subtract a no-lapse ~~charge for~~ sales ~~expenses~~ charge no greater than the amount we would subtract if that premium were received on the Contract Anniversary.
Your No-Lapse Guarantee Value is calculated solely to determine whether your Contract is in~~-~~ force or in default. These are not cash values that you realize by surrendering the Contract, nor are they payable as Death Benefits, and they do not change your Contract values. The process to calculate your No-Lapse Guarantee Value is similar to the process that determines your actual contract values, however, the No-Lapse Guarantee Value will not be impacted by any investment loss or gain of the Contract Fund.
Like the Contract's actual monthly charges, t~~T~~he no-lapse monthly charges applied to the No-Lapse Contract Fund~~factor used in determining the N~~o-Lap~~se Guarantee Contract Fund and No-Lapse Guarantee Value will~~ vary based on Basic Insurance Amount, optional benefits selected, and the issue age, sex, and underwriting classification of the ~~each~~ insured. The ~~charge factor~~ no-lapse monthly charges are ~~is~~ used only to determine whether your Contract is in default and does not affect your actual Contract values or charges. The ~~charge factors~~ monthly no-lapse charges that are specific to your Contract will appear in the section titled Lapse Protection Rider Data in your Contract. For Contracts receiving monthly benefits under the Enhanced Disability Benefit Rider, the No-Lapse Contract Fund will be credited on each Monthly Date with an amount equal to the no-lapse charges ~~factor~~ for that Monthly Date.
~~Beginning in year six, the Contract is in default if the Contract Fund, less any applicable surrender charges and less any Contract Debt, is zero or less, unless it remains in-force under the Rider to Provide Lapse Protection as a result of having a No-Lapse Guarantee Value greater than zero and having no Contract Debt.~~ If the ~~Contract Fund, less any applicable surrender charges and less any Contract Debt~~ Cash Surrender Value~~,~~ is zero or less and 1) the No-Lapse Guarantee Value equals zero or less, or 2) the No-Lapse Guarantee Value is greater than zero and you have Contract Debt, your Contract will be in default. If you take withdrawals and loans from your Contract, you increase the risk that your Contract will go into default. See LAPSE AND REINSTATEMENT.
If you elected the Guideline Premium Test for the definition of life insurance test, you may not be able to pay enough to get the guarantee for the duration you desire without violating the definition of life insurance. This is not true when choosing the Cash Value Accumulation Test for the definition of life insurance. See PREMIUMS and Tax Treatment of Contract Benefits.

5.	Enhanced Cash Value Rider (p. 20)

In this paragraph, the prospectus states that an Additional Amount is not payable if the Contract is surrendered in connection with a 1035 exchange. 1035 exchanges are not addressed anywhere else in the prospectus. If 1035 exchanges are to be offered in connection with the Contract, please add a section to the prospectus addressing the benefits and risks of such exchanges; include that there will be no surrender charge on the old contract and no front-end load on the new contract.

Response: We are not offering this product in a plan to exchange interests as described under Section 11 of the 1940 Act. However, we do permit and cannot prevent policyholder-initiated exchanges. As such, the rationale for policyholder-initiated exchanges would vary by individual and any benefits and risks for the particular exchange would be addressed by the policyholder’s agent in conjunction with the registrant, if needed, at such time.

6.	Persistency Credit (p. 26)

Please rephrase the first paragraph of this section to clarify that Contract Owners will get the credit unless the registrant notifies them that the credit has been discontinued. The disclosure currently reads as if the credit is totally discretionary on the part of the registrant.

Response: We believe the last two sentences of this section address this comment as they describe the circumstances under which the persistency credit would not apply or would otherwise be modified as follows:

“The persistency credit amount is not guaranteed, and we reserve the right to change this practice, modify the requirements, or discontinue the feature in a non-discriminatory manner. We will notify you prior to changing, modifying, or discontinuing this feature.”

7.	Financial Statements, Exhibits, and Other Information

Please provide any financial statements, exhibits, consents, and other required disclosure not included in this amendment.

Response: Financial statements will be included in Part B – Statement of Additional Information, which will be filed, along with any other exhibits or required disclosure, in a pre-effective amendment to the registration statements.

8.	Power of Attorney

Please provide a power of attorney that relates specifically to this registration statement as required by rule 483(b) of the Securities Act, by either specifically referencing the appropriate Securities Act file number or Contract name.

Response: Powers of attorney will be included in Part C – Other Information, which will be filed, along with any other exhibits or required disclosure, in a pre-effective amendment to the registration statements.

Please call me at (973) 802-4193 if you have any questions.
Sincerely,
Pruco Life Insurance Company

By: /s/ Jordan K. Thomsen
Jordan K. Thomsen
Vice President, Corporate Counsel

via EDGAR